SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              Host Marriott, L.P.
                               (Name of Issuer)

                           Class A Partnership Units
                        (Title of Class of Securities)

                                      --
                                (CUSIP Number)

                               Thomas J. Saylak
                    Blackstone Real Estate Associates L.P.
                          345 Park Avenue, 31st Floor
                           New York, New York  10154
                               (212) 935-2626
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                              Gregory Ressa, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000


                             December 30, 1998
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

CUSIP NO. __                                                    Page 2 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II L.P.

     I.R.S. Identification No. - 13-3930073
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         12,306,661
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         12,306,661
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     12,306,661
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.4%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                    Page 3 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II L.P.

     I.R.S. Identification No. - 13-3916108
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         3,454,335
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         3,454,335
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     3,454,335
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.2%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                     Page 4 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II T.E. 1 L.P.

     I.R.S. Identification No. - 13-3915147
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                    / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         10,355,468
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         10,355,468
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     10,355,468
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     3.7%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                     Page 5 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II T.E. 2 L.P.

     I.R.S. Identification No. - 13-3915149
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         447,725
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         447,725
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     447,725
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%
(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 6 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II T.E. 3 L.P.

     I.R.S. Identification No. - 13-3943180
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                    / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,129,023
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,129,023
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,129,023
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.8%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                    Page 7 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II T.E. 4 L.P.

     I.R.S. Identification No. - 13-3943181
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         433,134
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         433,134
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     433,134
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                    Page 8 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II T.E. 5 L.P.

     I.R.S. Identification No. - 13-3973673
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00  (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         911,052
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         911,052
                               :   (10)  SHARED DISPOSITIVE POWER:
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     911,052
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.3%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 9 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners I L.P.

     I.R.S. Identification No. - 13-3930073
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         4,023,194
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         4,023,194
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     4,266,520
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.5%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 10 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners Two L.P.

     I.R.S. Identification No. - 13-3787414
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         263,803
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         263,803
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     507,129
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                  Page 11 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners Three L.P.

     I.R.S. Identification No. - 13-3787415
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,559,287
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,559,287
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,802,613
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.0%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 12 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners IV L.P.

     I.R.S. Identification No. - 13-3787416
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         80,463
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         80,463
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     323,789
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 13 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Capital Partners L.P.

     I.R.S. Identification No. - 13-3794146
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         419,582
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         419,582
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     662,908
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 14 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Capital Partners II L.P.

     I.R.S. Identification No. - 13-3794148
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /


 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         46,052
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         46,052
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     289,378
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 15 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Offshore Capital Partners L.P.

     I.R.S. Identification No. - 13-3794149
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                    / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         81,006
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         81,006
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     324,332
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                              Page 16 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Holdings L.P.

     I.R.S. Identification No. - 13-3789506
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,211,340
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         243,326
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,211,340
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         243,326

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,454,666

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.9%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                  Page 17 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CR/RE LLC

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         22,390
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         22,390
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     22,390

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     less than 0.1%

(14) TYPE OF REPORTING PERSON

CUSIP NO. __                                                   Page 18 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE Logan Hotel Inc.

     I.R.S. Identification No. - 13-3731847
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                  / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         29,910
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         29,910
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     29,910

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     less than 0.1%

(14) TYPE OF REPORTING PERSON

     CO

CUSIP NO. __                                               Page 19 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE/Cambridge LLC

     I.R.S. Identification No. - 13-3899337
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)   / /

                                              (b)   /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         243,326
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         243,326
                               :   (10)  SHARED DISPOSITIVE POWER
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     243,326
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%

(14) TYPE OF REPORTING PERSON

CUSIP NO. __                                                  Page 20 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Associates L.P.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         8,185,183
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         8,185,183

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     8,185,183
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.9%

(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                  Page 21 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Associates II L.P.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         26,583,063
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         26,583,063

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     26,583,063
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     9.6%
(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 22 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Management Associates II L.P.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                  / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         30,037,398
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         30,037,398

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     30,037,398
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.8%
(14) TYPE OF REPORTING PERSON

     PN

CUSIP NO. __                                                   Page 23 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BREA L.L.C.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         10,396,523
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         10,396,523

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     10,396,523
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     3.7%
(14) TYPE OF REPORTING PERSON

CUSIP NO. __                                                   Page 24 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE II L.L.C.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         30,037,398
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         30,037,398

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     30,037,398
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.7%

(14) TYPE OF REPORTING PERSON

CUSIP NO. __                                                  Page 25 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter G. Peterson

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         40,463,844
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         40,463,844

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     40,463,844
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.5%
(14) TYPE OF REPORTING PERSON

     IN

CUSIP NO. __                                                   Page 26 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stephen A. Schwarzman

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         40,463,844
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         40,463,844

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     40,463,844
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.5%
(14) TYPE OF REPORTING PERSON

     IN

CUSIP NO. __                                                    Page 27 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John G. Schreiber

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)   / /

                                              (b)   /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         34,768,246

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     34,768,246
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     12.5%
(14) TYPE OF REPORTING PERSON

     IN

CUSIP NO. __                                                   Page 28 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE/Ceriale L.L.C.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         468,470
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         468,470
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     468,470
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%

(14) TYPE OF REPORTING PERSON

CUSIP NO. __                                                  Page 29 of 50

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     RTZ Management Corp.

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:


                                              (a)  / /

                                              (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS
     00 (See Item 3)
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         13
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         13
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     13
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     less than 0.1%
(14) TYPE OF REPORTING PERSON

     CO

CUSIP NO. __                                                  Page 30 of 50

                       STATEMENT PURSUANT TO RULE 13D-1
                                    OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED


Item 1.    Security and Issuer

          This Statement on Schedule 13D relates to the Class A partnership units ("OP Units") of Host Marriott, L.P., a Maryland limited partnership

(the "Issuer").  The principal executive offices of the Issuer are located at

10400 Fernwood Road, Bethesda, Maryland 20817.



Item 2.   Identity and Background.

          This Schedule 13D is being filed by:  Blackstone Real Estate

Partners II L.P., a Delaware limited partnership ("BRE II"); Blackstone Real

Estate Holdings II L.P., a Delaware limited partnership ("BREH II");

Blackstone Real Estate Partners II T.E. 1 L.P., a Delaware limited partnership ("BRE II TE 1"); Blackstone Real Estate Partners II T.E. 2 L.P.,

a Delaware limited partnership ("BRE II TE 2"); Blackstone Real Estate

Partners II T.E. 3 L.P., a Delaware limited partnership ("BRE II TE 3");

Blackstone Real Estate Partners II T.E. 4 L.P., a Delaware limited partnership ("BRE II TE 4"); Blackstone Real Estate Partners II T.E. 5 L.P.,

a Delaware limited partnership ("BRE II TE 5"); Blackstone Real Estate

Partners I L.P., a Delaware limited partnership ("BRE I"); Blackstone Real

Estate Partners Two L.P., a Delaware limited partnership ("BRE Two");

CUSIP NO. __                                                  Page 31 of 50

Blackstone Real Estate Partners Three L.P., a Delaware limited partnership

("BRE Three"); Blackstone Real Estate Partners IV L.P., a Delaware limited partnership ("BRE IV"); Blackstone RE Capital Partners L.P., a Delaware

limited partnership ("BRECP"); Blackstone RE Capital Partners II L.P., a

Delaware limited partnership ("BRECP II"); Blackstone RE Offshore Capital

Partners L.P., a Delaware limited partnership ("BOC"); Blackstone Real Estate

Holdings L.P., a Delaware limited partnership ("BREH"); CR/RE L.L.C., a

Delaware limited liability company ("CRRE"); BRE/Ceriale L.L.C., a Delaware limited liability company ("BRE/Ceriale"); RTZ Management Corp., a Delaware corporation ("RTZ"); BRE Logan Hotel Inc., a Delaware corporation ("Logan");

BRE/Cambridge L.L.C., a Delaware limited liability company ("Cambridge"); the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, and

BOC, Blackstone Real Estate Associates L.P., a Delaware limited partnership

("BREA"); the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE

3, BRE II TE 4, and BRE II TE 5, Blackstone Real Estate Associates II L.P., a

Delaware limited partnership ("BREA II"); the general partner of BREH II and

BREA II, Blackstone Real Estate Management Associates II L.P., a Delaware

limited partnership ("BREMA II"); the general partner of BREH and BREA, BREA

L.L.C., a Delaware limited liability company ("BREA LLC"); the general partner of BREMA II, BREA II L.L.C., a Delaware limited liability company

("BREA II LLC"); Peter G. Peterson ("Peterson") and Stephen A. Schwarzman

("Schwarzman"), who are the founding members of BREA LLC and BREA II LLC; and

John G. Schreiber ("Schreiber"), a limited partner in BREA and BREA II.

CUSIP NO. __                                                   Page 32 of 50

     The principal business of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3,

BRE II TE 4, BRE II TE 5, BREH II, BRE I, BRE Two, BRE Three, BRE IV, BRECP,

BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ, Logan and Cambridge consists of making various real estate-related investments including holding an equity interest in the Issuer.  The principal business of BREA consists of acting as a general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC

and certain other real estate-related investment entities.  The principal business of BREA II consists of acting as a general partner of BRE II, BRE II

TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5 and certain other real estate-related investment entities.  The principal business of BREA LLC consists of acting as a general partner of BREA and BREH.  The principal business of BREMA II consists of acting as a general partner of BREA II and

BREH II. The principal business of BREA II LLC consists of acting as a general partner of BREMA II.  BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3,

BRE II TE 4, BRE II TE 5, BREH II, BRE I, BRE Two, BRE Three, BRE IV, BRECP,

BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ, Logan, Cambridge, BREA, BREMA,

BREA II, BREA LLC, BREA II LLC, Peterson, Schwarzman and Schreiber

collectively are referred to herein as the "Reporting Persons."

          The principal business and office address of each of BRE II, BRE II

TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BREH II, BRE I, BRE

Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ,

Logan, Cambridge, BREA, BREMA, BREA II, BREA LLC and BREA II LLC is 345 Park

Avenue, 31st Floor, New York, New York 10154.  The principal business address of Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake Forest,

CUSIP NO. __                                                   Page 33 of 50

Illinois 60045.  The principal business address of each of Peterson and

Schwarzman is 345 Park Avenue, 31st Floor, New York, New York 10154.

          Peterson and Schwarzman are United States citizens and the sole members, and serve as the Chairman and President, respectively, of BREA LLC and BREA II LLC.  Peterson's principal occupation or employment is serving as

Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm based in New York.  Schwarzman's principal occupation or employment is serving as the President and CEO of TBG.  Peterson and Schwarzman also serve as the founding members of each of Blackstone Group Holdings L.L.C. ("BGH"),

which is the general partner of Blackstone Group Holdings L.P., a limited partner of TBG, Blackstone Management Associates II L.L.C. and Blackstone

Management Partners L.L.C.

          Schreiber is a United States citizen, and his present principal occupation or employment is making real estate-related investments.

          During the last five years, none of the Reporting Persons has (i)

been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility

CUSIP NO. __                                                  Page 34 of 50
for the accuracy or completeness of information supplied by another Reporting

Person.  Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.



Item 3.   Source and Amount of Funds or Other Consideration.

          The OP Units acquired by BRE II, BRE II TE 1, BRE II TE 2, BRE II

TE 3, BRE II TE 4, BRE II TE 5, BREH II, BRE I, BRE Two, BRE Three, BRE IV,

BRECP, BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ, Logan and Cambridge (as

more fully described in Item 5) were acquired pursuant to the Contribution

Agreement, dated as of April 16, 1998 (as amended, the "Contribution

Agreement"), by and among Host Marriott Corporation, a Delaware corporation

("HMC"), the Issuer, and the contributors named therein (the "Contributors").

The Contribution Agreement and all related amendments are filed herewith as

Exhibits 3-6 and are incorporated herein by reference.

          The consideration for the OP Units acquired by the Reporting

Persons was certain assets which were contributed by affiliates of the

Reporting Persons to Host OP pursuant to the Contribution Agreement.

CUSIP NO. __                                                  Page 35 of 50

Item 4.  Purpose of Transaction.

          The OP Units were acquired by the Reporting Persons pursuant to the

Contribution Agreement which is described in Item 6 below.  Pursuant to the terms of the Contribution Agreement, an affiliate of the Reporting Persons is entitled to designate one person to be nominated for election to the Board of

Directors of Host Marriott Corporation, the general partner of the

Issuer.  Other than with respect to the right to designate such person for election as a director of Host Marriott Corporation, the OP Units were acquired for the purpose of investment.

          (a).  Although they have no present intention to do so, and subject to the restrictions contained in the Contribution Agreement and the

Partnership Agreement (as defined in Item 6 below), each filed as exhibits hereto and incorporated herein by reference, and the articles of incorporation of Host Marriott Corporation, the Reporting Persons reserve the right to dispose of all or part of the OP Units or to make additional purchases of or otherwise acquire OP Units.

          (b)-(j) None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

CUSIP NO. __                                                  Page 36 of 50

Item 5.  Interest in Securities of the Issuer

          As of the date of this filing, BRE II, BRE II TE 1, BRE II TE 2,

BRE II TE 3, BRE II TE 4, BRE II TE 5 and BREH II may be deemed to beneficially own 12,306,661, 10,355,468, 447,725, 2,129,023, 433,134, 911,052

and 3,454,335 OP Units, respectively.  As of the date of this filing, BRE I,

BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH may be deemed to beneficially own 4,023,194, 263,803, 2,559,287, 80,463, 419,582, 46,052,

81,006 and 2,211,340 OP Units, respectively.  As of the date of this filing,

CRRE, BRE/Ceriale, RTZ, Logan and Cambridge may be deemed to beneficially own

22,390, 468,470, 13, 29,910, and 243,326 OP Units, respectively.  Such OP

Units represent, in the aggregate, 40,486,234 OP Units, or approximately

14.5% of the total number of OP Units outstanding.  As of the date of this filing, each of the above mentioned Reporting Persons, acting through each of their respective direct or indirect general partners and members, have the sole power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Contribution Agreement and the

Partnership Agreement) of the above mentioned OP Units beneficially owned by each such Reporting Person.

          In addition, by reason of their status as members of Cambridge,

BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH may be

deemed to beneficially own 243,326 OP Units beneficially owned by Cambridge.

As of the date of this filing, BRE I, BRE Two, BRE Three, BRE IV, BRECP,

BRECP II, BOC and BREH have shared power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the

CUSIP NO. __                                                   Page 37 of 50

Contribution Agreement and the Standstill Agreement discussed in Item 6 below) of the OP Units beneficially owned by Cambridge.

          By reason of its status as the general partner of BRE I, BRE Two,

BRE Three, BRE IV, BRECP, BRECP II and BOC, BREA has the shared power to vote or direct the vote and to dispose or direct the disposition of the OP Units owned by such entities (in each case to the extent that BRE I, BRE Two, BRE

Three, BRE IV, BRECP, BRECP II and BOC have such power) and, accordingly, may be deemed to beneficially own 8,185,183 OP Units.

          By reason of its status as the general partner of BRE II, BRE II TE

1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BREA II has the shared power to vote or direct the vote and to dispose or direct the disposition of the OP Units owned by such entities (in each case to the extent that BRE II,

BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, have such power) and, accordingly, may be deemed to beneficially own 26,583,063 OP

Units.

          By reason of the requirement that any disposition of an investment

(directly or indirectly) by entities to which BREA and BREA II serves as general partner requires the approval of Schreiber, Schreiber has shared power to dispose or direct the disposition of the OP Units that may be deemed to be beneficially owned by BREA and BREA II (in each case to the extent that

BREA and BREA II has such power) and, accordingly, may be deemed to beneficially own 34,768,246 OP Units which may be deemed to be beneficially owned by BREA and BREA II.

CUSIP NO. __                                                   Page 38 of 50

          By reason of its status as the general partner of BREA II and BREH

II, BREMA II has the shared power to vote or direct the vote and to dispose or direct the disposition of the OP Units that may be deemed to be beneficially owned by BREA II and BREH II (in each case to the extent that the BREA II and BREH II have such power) and, accordingly, may be deemed to beneficially own 30,037,398 OP Units.

          By reason of its status as the general partner of BREA and BREH,

BREA LLC has the shared power to vote or direct the vote and to dispose or direct the disposition of the OP Units that may be deemed to be beneficially owned by BREA and BREH (in each case to the extent that the BREA and BREH have such power) and, accordingly, may be deemed to beneficially own

10,396,523 OP Units.

          By reason of its status as the general partner of BREMA II, BREA II

LLC has the shared power to vote or direct the vote and to dispose or direct the disposition of the OP Units that may be deemed to be beneficially owned by BREA II and BREH II (in each case to the extent that the BREA II and BREH

II have such power) and, accordingly, may be deemed to beneficially own

30,037,398 OP Units.

          By reason of their ability to control BREA LLC, BREA II LLC, RTZ and Logan, Peterson and Schwarzman have shared power to vote or to direct the vote and to dispose or direct the disposition of the OP Units that may be deemed to be beneficially owned by BREA LLC, BREA II LLC, RTZ and Logan (in each case to the extent that BREA LLC, BREA II LLC, RTZ and Logan have such

CUSIP NO. __                                                   Page 39 of 50
power) and, accordingly, may be deemed to beneficially own 40,463,844 OP

Units.

          To the best knowledge of each of the Reporting Persons, none of the

Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any OP Units, except as disclosed herein.

          Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934,

as amended (the "Act), the Reporting Persons declare that the filing of this statement shall not be construed as an admission that any such Reporting

Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.



Item 6.   Contracts, Arrangements, Understandings or Relationships with

          Respect to Securities of the Issuer


          Contribution Agreement.  Pursuant to the Contribution Agreement,

the Reporting Persons have agreed that the OP Units beneficially owned by the

Reporting Persons (and their permitted transferees) (the "Reported Units")

are redeemable for cash or common stock of Host Marriott Corporation only as follows: (i) up to 50% of the Reported Units may be redeemed beginning July 1, 1999, (ii) an additional 25% of the Reported Units may be redeemed beginning October 1, 1999 and (iii) the remaining 25% of the Reported Units may be redeemed beginning January 1, 2000. Pursuant to a Registration Rights Agreement, dated December 30, 1998, with Host Marriott Corporation, the Reporting Persons (and their permitted transferees), upon conversion of the Reported Units into shares of Host Marriott Corporation, are entitled to certain registration rights.

CUSIP NO. __                                                  Page 40 of 50

          Under the Contribution Agreement, the Issuer and Host Marriott

Corporation have agreed to grant the Reporting Persons an exemption from the

4.9 percent ownership limitation contained in the Partnership Agreement

(as discussed further below).

          Pursuant to the Contribution Agreement, for so long as the

Reporting Persons own at least 5 percent of the outstanding OP Units,

Blackstone Real Estate Acquisitions L.L.C. ("BRE Acquisitions"), an affiliate of the Reporting Persons, has the right to designate one person, and Host

Marriott Corporation shall cause such person, to be included in the slate of directors nominated for election to the Board of Directors of Host Marriott

Corporation, the general partner of the Issuer.

          The Contribution Agreement also contains standstill provisions which prohibit certain activities of the Reporting Persons with respect to the Issuer and Host Marriott Corporation. Such provisions provide that

(except as permitted under the Contribution Agreement or if previously authorized by Host Marriott Corporation) prior to the earlier of (i) December

30, 2003 and (ii) the date on which the Contributors and BRE Acquisitions,

considered together, no longer own more than 5% of the outstanding OP Units or common stock of Host Marriott Corporation, the Contributors and BRE

Acquisitions will not, and will use their best efforts to cause their

CUSIP NO. __                                                  Page 41 of 50
respective affiliates to not, among other things (A) acquire any securities so as to beneficially own, in aggregate, more than 9.8% of any class of voting securities of the Issuer or Host Marriott Corporation or so as to

violate the articles of incorporation of Host Marriott Corporation or the

Partnership Agreement, (B) sell or otherwise dispose of any voting securities of the Issuer or Host Marriott Corporation in violation of the articles of incorporation of Host Marriott Corporation or the Partnership Agreement, (C)

solicit proxies in opposition to a recommendation of the Board of Directors of Host Marriott Corporation, (D) propose any merger, tender or exchange offer or similar transaction involving Host Marriott Corporation or acquire a material portion of the assets of Host Marriott Corporation or (E) seek to appoint, elect or remove any member of the Board of Directors of Host

Marriott Corporation or make any public statements proposing or suggesting any change in the Board of Directors or management of Host Marriott

Corporation.

          The description of the Contribution Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 3-6 hereto, which is incorporated herein by reference.

          Partnership Agreement.  The Second Amended and Restated Agreement

of Limited Partnership of Host Marriott L.P. (the "Partnership Agreement"),

filed herewith as Exhibit 2 and incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A dated October 10,

CUSIP NO. __                                                  Page 42 of 50

1998, contains provisions pertaining to, among other things, capital contributions, distributions, allocations, management and operations of the

Issuer's business, transfers and withdrawals.  The Partnership Agreement provides that, subject to certain permitted transfers to related entities,

the OP Units are not transferable to third parties.

         The Partnership Agreement also provides that the Reported Units are redeemable, at the option of the Reporting Persons, for cash in an amount equal to the fair market value of one share of Host Marriott Corporation stock for each Reported Unit redeemed; provided, however, that Host Marriott

Corporation may, at its election, issue to the Reporting Persons (in lieu of the cash payment referred to above) a number of shares of common stock of

Host Marriott Corporation equal to the number of Reported Units redeemed by the Reporting Persons.

          The Partnership Agreement provides further that, unless pursuant to an exception granted by Host Marriot Corporation,  no person or entity may constructively own (determined in accordance with applicable provisions of the

Internal Revenue Code of 1986) more than 4.9 percent of the OP Units.

Pursuant to the Contribution Agreement, Host Marriott Corporation has provided the Reporting Persons an exception to such ownership limitation so long as the Reporting Persons do not increase their constructive ownership of OP Units.

CUSIP NO. __                                                  Page 43 of 50

          The description of the Partnership Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 2 hereto, which is incorporated herein by reference.

          Except as set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer,

including but not limited to transfer or loaning of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP NO. __                                                   Page 44 of 50

Item 7.   Material to be filed as Exhibits.

                               INDEX OF EXHIBITS

Number                   Description

Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of January 8, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A, dated October 10, 1998.

Exhibit 3 Contribution Agreement dated as of April 16, 1998 by and among Host Marriott Corporation, the Issuer and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A dated
                         October 10, 1998.

Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998,incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form\ S-4/A dated October 10, 1998.

Exhibit 6 Closing Agreement, dated as of December 30, 1998, between Host Marriott Corporation, the Issuer and the Contributors (as defined therein).

CUSIP NO. __                                                   Page 45 of 50

                                   SIGNATURE

                 After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 8, 1999




                                  BLACKSTONE REAL ESTATE PARTNERS I L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS TWO L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS THREE L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                                  BLACKSTONE RE CAPITAL PARTNERS L.P.

                                  BLACKSTONE RE CAPITAL PARTNERS II L.P.

                                  BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.

                                  By:  Blackstone Real Estate Associates L.P.,
                                       general partner

                                       By: BREA L.L.C., general partner


                                           By:\s\ Stephen A. Schwarzman
                                              Name:   Stephen A. Schwarzman
                                              Title:   Member

CUSIP NO. __                                                  Page 46 of 50

                                  BLACKSTONE REAL ESTATE PARTNERS II L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.

                                  By:      Blackstone Real Estate
                                           Associates II L.P., general partner

                                           By:   Blackstone Real Estate
                                                 Management Associates II L.P.,
                                                 general partner

                                                 By:  BREA II L.L.C.,general
                                                        partner


                                                 By:\s\ Stephen A. Schwarzman
                                                 Name: Stephen A. Schwarzman
                                                 Title: Member

              BLACKSTONE REAL ESTATE HOLDINGS II L.P.

              By:      Blackstone Real Estate
                       Management Associates II L.P.,
                       general partner

                       By:     BREA II L.L.C.,general partner


                               By:Stephen A. schwarzman
                                  Name: Stephen Schwarzman
                                  Title: Member


             BLACKSTONE REAL ESTATE HOLDINGS L.P.

             By:      BREA L.L.C.,general partner


                      By:Stephen A. Schwarzman
                      Name:Stephen a. schwarzman
                      Title:Member

CUSIP NO. __                                                  Page 47 of 50

                                     CR/RE L.L.C.


                                     By:\s\ John Ceriale
                                            Name:John Ceriale
                                            Title:Member


                                     BRE LOGAN HOTEL INC.


                                     By:\s\ William J. Stein
                                            Name:William J. Stein
                                            Title:Vice President


                                     BRE/CAMBRIDGE L.L.C.


                                     By:\s\ William J. Stein
                                            Name:William J. Stein
                                            Title:Vice President


                                     BLACKSTONE REAL ESTATE ASSOCIATES L.P.

                                     By:  BREA L.L.C., general partner


                                           By:\s\Stephen A. Schwarzman
                                              Name: Stephen A. Schwarzman
                                              Title: Member

CUSIP NO. __                                                   Page 48 of 50

                                     BLACKSTONE REAL ESTATE ASSOCIATES II L.P.

                                     By:  Blackstone Real Estate Management
                                     Associates II L.P., general partner

                                          By:  BREA II L.L.C.,general partner


                                               By:Stephen A. Schwarzman
                                                  Name:Stephen A. Schwarzman
                                                  Title:Member


                                     BLACKSTONE REAL ESTATE MANAGEMENT
                                     ASSOCIATES II L.P.

                                          By:  BREA II L.L.C.,general partner


                                               By:Stephen A. Schwarzman
                                                  Name:Stephen A. Schwarzman
                                                  Title:Member


                                    BREA L.L.C.


                                    By:Stephen A. Schwarzman
                                           Name:  Stephen A. Schwarzman
                                           Title: Member


                                    BREA II L.L.C.


                                    By:Stephen A. Schwarzman
                                          Name:  Stephen A. Schwarzman
                                          Title: Member


                                   \s\ Peter G. Peterson
                                    Peter G. Peterson

CUSIP NO. __                                                  Page 49 of 50

                                     \s\ Stephen A. Schwarzman
                                      Stephen A. Schwarzman


                                     \s\ John G. Schreiber
                                     John G. Schreiber



                                     RTZ MANAGEMENT CORP.


                                     By:William J. Stein
                                        Name:William J. Stein
                                        Title:Vice President




                                     BRE/CERIALE L.L.C.


                                     By:William J. Stein
                                        Name:William J. Stein
                                        Title:Vice President
































                                     -49

CUSIP NO. __                                                  Page 50 of 50

                               INDEX OF EXHIBITS

Number     Description

Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of January 8, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A, dated October 10, 1998.
Exhibit 3 Contribution Agreement dated as of April 16, 1998 by and among Host Marriott Corporation, the Issuer and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998, incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 6 Closing Agreement, dated as of December 30, 1998, between Host Marriott Corporation, the Issuer and the Contributors (as defined therein).



















                                     -50